TSINGTAO

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

April 30, 2004

The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

孙晓航

SUN Xiaohang

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

dlw 5/5

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

April 30, 2004

A. Announcement For RESOLUTIONS PASSED AT THE BOARD OF DIRECTORS
B. 2004 FIRST QUARTERLY RESULTS.

File No.: 82-4021

Document A

TSINGTAO BREWERY COMPANY LIMITED

(Stock Code: 168)

(a Sino-foreign joint stock limited company established in the People's Republic of China)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE BOARD OF DIRECTORS

The Twelfth Meeting of the Fourth Session of Board of Directors of Tsingtao Brewery Company Limited ("the Company") was convened in Qingdao on 29th April,2004. Ten directors were entitled to attend the meeting and eight directors actually attended it. Director Wang Li Jun and Director Tan Li Ning respectively authorized Chairman Li Gui Rong on behalf of them to attend the meeting and perform all their rights in it. The meeting was held in compliance with the requirement provided in the Company Law and the Company's Articles of Association. The meeting was held in written form and the following resolutions were considered and approved at the meeting:

1. Approve the 2004 first quarterly report of the Company (Unaudited);
2. Appoint Mr. Zhang An Wen, GM of the Company's North Business Unit("North Business Unit") and Tsingtao Brewery (Xi'an) Company Limited ("Tsingtao Brewery Xi'an") as the vice president of the Company. The independent directors of the Company unanimously approved the aforesaid appointment proposed by the Board of Directors.

By order of the Board
Company Secretary
Yuan Lu

29th April,2004

Notes: Profile of Mr. Zhang An Wen

Mr. Zhang An Wen, aged 47, is the general manager of "North Business Unit" and "Tsingtao Brewery Xi'an" of the Company. Mr. Zhang joined the precedent of "Tsingtao Brewery Xi'an", Xi'an Hansi Beer Beverage General Factory, in 1987. He had been head of Bottling Workshop, head of Security and Technique Department and head of Enterprise Management Department. Since 1996, he had been director to the General Manager's Office, Vice General Manager and Executive Vice General Manager of "Tsingtao Brewery Xi'an".

Mr. Zhang has rich experience in market management and sales with long time working on production and management of beer enterprises. Since Mr. Zhang took the General Manager's office of "Tsingtao Brewery Xi'an" in October 2001, "Tsingtao Brewery Xi'an" kept continuous, fast and steady growth with its principal brand, Hansi Beer, to be the leading brand in northwest beer market and one of the most important profit sources of the Company by representing over 90% market share of Shanxi Province. After Mr. Zhang was appointed as the general manager of "North Business Unit" in November 2003, the beer output of "North Business Unit" in first quarter of 2004 had reached 2 million hl with 26% year on year growth.

TSINGTAO BREWERY COMPANY LIMITED

(Stock Code: 168)
(a Sino-foreign joint stock limited company established in the People's Republic of China)

2004 FIRST QUARTERLY RESULTS

The quarterly financial statements set out in this announcement were prepared in accordance with accounting principles of PRC and the regulations on disclosure of information in quarterly reports for listed companies issued by the China Securities Regulatory Commission. They have been approved by the Board of Directors of Tsingtao Brewery Company Limited (the "Company") which confirms that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report. The quarterly financial statements have not been audited.

This announcement is published simultaneously in Shanghai and Hong Kong and the contents of the announcements published in Shanghai and Hong Kong are the same. This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited for its publication in Hong Kong.

I. COMPANY INFORMATION

Stock Name in Short : 青島啤酒(Tsingtao Brewery)
Stock Code : 600600 (A Shares); 0168 (H Shares)
The Secretary to the Board of the Company: Yuan Lu
The Representative of Securities Affairs: Zhang Rui Xiang
Address : Room 1720, Tsingtao Beer Tower, May 4th Square, Hong Kong Road, Central, Qingdao, P.R.C
Telephone : 86-532-5713831
Fax : 86-532-5713240
E-mail : secretary@tsingtao.com.cn

II. FINANCIAL HIGHLIGHTS

1. Principal accounting data and financial indicators *(Unit: RMB)*

Items	At the end of the reporting period	At the end of prior year	Increase/decrease at the end of the reporting period when compared with the same period of prior year (%)
Total assets	9,662,735,969	9,002,202,662	7.34%
Shareholders' equity (excluding minority interests)	3,578,421,374	3,513,902,521	1.84%
Net asset per share	3.38	3.32	1.81%
Adjusted net asset per share	3.30	3.25	1.54%
Items	**In the reporting period**	**From the beginning of the year to the end of the reporting period**	**Increase/decrease in the reporting period when compared with the same period of prior year (%)**
Net cash flow generated from operating activities	358,065,713	358,065,713	-4.38%
Earning per share	0.0602	0.0602	0.84%
Return on net assets	1.78%	1.78%	-2.73%
Return on net assets after	1.77%	1.77%	4.12%

adjusting the extraordinary profit and loss items			

Extraordinary profit and loss items	Amounts
Loss from disposal of long-term equity investment, fixed assets, in-progress constructions, intangible assets and other long-term assets	389,750
Subsidy income	8,173,180
Income from non-operating activities (excluding proceeds from disposal of fixed assets)	1,047,923
Expense from non-operating activities (excluding loss from disposal of fixed assets)	5,458,894
Income tax from extraordinary profit and loss items	-3,042,398
Total	330,061

2、Statement of income

Unit: RMB'0000

Items	January to March 2004		January to March 2003	
	Consolidated	Parent	Consolidated	Parent
一、Turnover	1,798,468,775	641,628,604	1,623,527,455	599,729,194
Less : cost of sales	1,065,441,406	349,827,901	976,579,034	355,283,934
Sales tax and surcharge	183,102,376	37,129,350	154,935,331	30,619,168
二、Gross profit	549,924,993	254,671,353	492,013,090	213,826,092
Add : profit from other operations	11,155,062	879,255	2,492,037	24,854
Less : selling expense	310,952,600	117,710,617	242,501,786	63,649,851
General and administrative expense	151,965,204	35,061,143	140,556,931	38,615,439
Financial expense	11,894,490	5,401,776	34,575,505	12,403,313
三、Operating profit	86,267,761	97,377,072	76,870,905	99,182,343
Add : investment income	2,454,102	-18,902,085	3,203,979	-27,247,994
Subsidy income	8,173,180		4,127,663	
Non-operating income	1,153,321	111,196	2,583,211	467,661
Less : Non-operating expense	5,954,042	119,017	2,233,624	2,129,220
四、Profit before tax	92,094,322	78,467,166	84,552,134	70,272,790
Less : profit tax	28,385,739	16,400,656	28,487,075	13,244,306
Minority interests	-96,883		-3,652,286	
五、Net profit	63,805,466	62,066,510	59,717,345	57,028,484

3. The total number of shareholders at the end of the reporting period is 71,576, out of which there are 550 H shareholders.

III. MANAGEMENT DISCUSSION AND ANALYSIS

1. Brief analysis of general conditions of the Company's operating activities in the reporting period

In the reporting period, with the operation principal of "attentive management, enhanced execution, consolidation of value chain, promotion of exchange, continuous development and rebuilding of a new base", accompanying the presentation of the Company's new product logo, the Company continued to improve product quality, consolidate brands and brands structure, enhance market popularization and thus realized continuous growth in beer output and sales volume and income and profit from principal operations despite of the serious competition in domestic beer market. The total beer output and sales volume of the Company in first quarter is 7.05 million hl with a 14% year on year growth, among which the principal brand is 2.43 million hl with a 12% year on year growth; income from principal operations is RMB1798.47 million with a 11% year on year growth, and profit from principal operations is

RMB549.92 million with a 12% year on year growth.

Facing the coming peak sales seasons and the pr essure on beer production and management caused by price inflation in raw materials, the Company will continue to consolidate and optimize product and brand structure and increase the sales volume in medium and premium beer markets; adjust product price timly in different regions and brands; continue to promote internal system consolidation, improve system efficiency and save energy & costs to enhance market competitiveness and profitability of the Company.

(1) Major operations and products accounting for more than 10% of the total income or profit from major operations

Sub-operations or sub-products	Income from major operations	Costs of major operations	Gross profit margin (%)
Beer	179,847	106,544	30.58%
Of which:Connected transactions		4,103	

(2) Seasonal or cyclical features of the Company's operations

Beer sales has relatively distinct peak seasons and low seasons. In general, the first and fourth quarters are low seasons for beer sales

(3) Profit structure in the reporting period (The significant changes of the percentage of profit from principal operations, profit from other operations, expenses in the period, investment earnings, subsidy income and net non-operation income and expense in total profit before tax compared with prior reporting period and the explanations)

Unit :RMB

Profit structure	January to March 2004		January to December 2003		Growth rate
	Amount	Percentage to profit before tax (%)	Amount	Percentage to profit before tax (%)	
profit from principal operations	**549,924,993**	**597.14%**	2,387,705,772	560.23%	6.59%
profit from other operations	**11,155,062**	**12.11%**	17,408,305	4.08%	196.81%
Expense in the period	**474,812,294**	**515.57%**	1,995,591,333	468.22%	10.11%
earnings from investment	**2,454,102**	**2.66%**	13,902,096	3.26%	-18.40%
subsidy income	**8,173,180**	**8.87%**	62,885,064	14.75%	-39.86%
net non-operation income and expense	**-4,800,721**	**-5.21%**	-60,097,711	-14.10%	-63.05%
total profit before tax	**92,094,322**	**100%**	426,212,193	100%	0

Explanation: The 196.81% increase of the percentage of profit from other operations in total profit before tax in the reporting period is mainly due to the increase of profit from other operations as sales of malt to others.

2. Analysis and explanation of significant events, their impact and solution

(1) On 31st March, 2004, the Company issued the Second Sub-tranche of Tranche III convertible bonds to Anheuser-Bush Company Limited (A-B) in an aggregate amount of HK$254,137,671. Up to this point, the Company has issued all the three Tranches to A-B in accordance with the Strategic Investment Agreement.

(2) On December 2003, Tsingtao Brewery (Hong Kong) Company Limited ("Tsingtao Beer Hong Kong"), one of the Company's wholly owned subsidiaries, purchased 20% and 5% equity of Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company") held respectively by QEA Investment Group and the Company. In February 2004, the Company and "Tsingtao Beer Hong Kong" increased their investment in Xiamen Company respectively by additional RMB60 million and RMB20 million. After the aforesaid activity, the registered capital of "Xiamen Company" was increased from RMB10 million to RMB90 million, pursuant to which, the Company holds 75% interests of "Xiamen Company" and "Tsingtao Beer Hong Kong" holds the remaining 25%. Xiamen Foreign Trade Cooperation Bureau has approved the above equity transfer and investment increase and Xiamen Company has been changed to Chinese-foreign joint venture enterprise. The change of business registration is in progress.

(3) On 17th February, 2004, the Company entered into an agreement with EVG Enterprise Company Limited of Canada (EVG), pursuant to which, EVG will withdraw from Beijing Tsingtao Beer Sanhuan

Company Limited (Sanhuan Company); As a result, the Company has entered into the Equity Transfer Agreement with Tsingtao Beer Hong Kong Company Limited, pursuant to which, Tsingtao Beer Hong Kong Company Limited will take up 25% equity of "Sanhuan Company". New joint operating contract and articles have been signed among the Company, Tsingtao Beer Hong Kong Company Limited and Domestic shareholder of "Sanhuan Company". The aforesaid change of foreign shareholder of "Sanhuan Company" could only be put into effect after approval of related government bureaus.

(4) Important litigations and arbitrations during the reporting period:

(a) The Company appealed to the Higher People's Court of Shandong ("Shandong Higher Court") for retrial of the Company's litigation with Qingdao Honglong Trading Company Limited over the disputed purchase orders. There was no new progress in the reporting period.

(b) The case of Qingdao Guangming General Company ("Guangming General Company") suing the Company for the breach of distribution contract as disclosed in the Company's 2001 Annual Report was ruled by "Shandong Higher Court" on 2nd April,2004 (written judgment was delivered on 12th April, 2004) that the Company should pay "Guangming General Company " loss from contract breaching and profit return approximately in an aggregate of RMB27.59 million instead of the approximately RMB134.87 million requested by "Guangming General Company "; Pursuant to the Company's counterclaim request, the court ruled that "Guangming General Company " should pay back the Company loan approximately in an aggregate of RMB6.46 million and return vehicles and beer equipment of the Company occupied by them. The Company appealed to the Highest Court during the legal duration. Adopting the regulations provided in the "Civil Action Law of P.R.C", the aforesaid judgement was not put into effect, pursuant to which, the aforesaid compensation for loss from contract breaching and profit return was not put into the Company's account.

(5) On 22nd December, 2003, Tsingtao Brewery (Changsha) Company Limited ("Changsha Company") was established together by the Company with Shenzhen Tsingtao Brewery Huanan Investment Company Limited (" Huanan Investment") with registered capital of RMB10 million, among which the Company invested RMB7 million and "Huanan Investment" invested RMB3 million. In the reporting period, the registered capital of " Changsha Company" has been fully invested by the shareholders and has been verified.

3. Accounting policies, accounting estimates, changes in scopes of consolidation and significant accounting discrepancies and their respective reasons

(1) As compared with the 2003 annual report, accounting policies and accounting estimates adopted by the Company had neither substantial change nor significant accounting discrepancy adjustments;

(2) As compared with the 2003 financial report, the scope of consolidation extended to the following newly established subsidiaries:

In January, 2004, Tsingtao Brewery (Changsha) Company Limited was established together by the Company with Shenzhen Tsingtao Brewery Huanan Investment Company Limited (a subsidiary of the Company) respectively by investment of RMB7 million and RMB3 million, of which: the Company holds 70% of its equity and Shenzhen Tsingtao Brewery Huanan Investment Company Limited holds 30% of its equity. This newly established company was consolidated in the financial statements.

In January, 2004, Xuzhou Pengcheng Beer Sales Company Limited was established together by the Company's subsidiaries Tsingtao Brewery (Xuzhou Pengcheng) Company Limited, Tsingtao Brewery (Suqian) Company Limited and Tsingtao Brewery (Xuzhou) Company Limited respectively by investment of RMB2.5 million, RMB1.5 million and RMB1 million, of which Tsingtao Brewery (Xuzhou Pengcheng) Company Limited holds 50% of its equity, Tsingtao Brewery (Suqian) Company Limited holds 30% of its equity and Tsingtao Brewery (Xuzhou) Company Limited holds 20% of its equity. This newly established company was consolidated in the financial statements.

The Board of Directors
Tsingtao Brewery Company Limited

April 29, 2004

Directors of the Company as at the date of this announcement:
Mr. Li GuiRong (Chairman), Mr. Jin ZhiGuo, Mr. Liu YingDi, Mr. Sun YuGuo, Mr. Steven Burrows, Mr. Wang LiJun, Mr. Chu ZhenGang, Mr. Tan LiNing, Mr. Wu HaiHua, Ms. Pan GuiRong